Celsius Holdings, Inc.
2424 North Federal Highway-Suite 208
Boca Raton, FL 33431

September 29, 2023

U.S. Securities and Exchange Commission Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C., 20549
Attention: Michael Purcell and Karina Dorin

Re: Celsius Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 001-34611

Dear Mr. Purcell and Ms. Dorin:

This letter is being furnished on behalf of Celsius Holdings, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2023, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 that was filed with the Commission on March 1, 2023 (File No. 001-34611) (the “2022 Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2022 Form 10-K, as indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.We note your response to prior comment 2 reflects that you track shifting customer preferences and expectations, as well as technological advances in manufacturing and distribution, and utilize third party data to understand the latest market data and consumer insights, and that you have not identified any correlating trends that indicate that sustainability was not the primary driver for purchase conversion for your customer base. Please clarify the meaning of purchase conversion and its relationship to climate change regulation. Please also explain how you evaluated the information you considered for each of the following and provide support for your determination of materiality:

•Decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop or utilize innovative new products that result in lower emissions; and
•increased demand for generation and transmission of energy from alternative energy sources.

Response

We respectfully advise the Staff that purchase conversion refers to the potential that or rate at which consumers transition from prospective buyers to actual paying customers, which is one of several of the metrics used in assessing the impact of consumer preferences on product sales and is an indicator of demand. The Company has not identified any material direct or indirect consequences stemming from climate-related regulation or business trends. Our focus has been on trends popular within the consumer goods and beverage categories. These trends include factors like functionality, great tasting, refreshing, low/no sugar, energy (Source: Glanbia Nutritionals, Healthy Snacking U&A Study, 2022), as well as demographics considerations such as age and gender, fitness, various health needs, among others (Source: Mintel Energy US).

The disclosures in the Company’s SEC reports are made in accordance with the disclosure requirements of the U.S. securities laws and regulations, including with respect to materiality pursuant to Rule 12b-20 of the Securities Exchange Act of 1934. We considered this standard in evaluating the materiality of the indirect consequences of climate-related factors on demand and competition as set forth in the bullets above.

As requested by the Staff, below we further address each of the bullet points set forth in the comment.

•Decreased demand for goods or services that produce significant greenhouse gas emissions (“GHG”) or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;

During the three-year period covered by the Form 10-K, to our knowledge, we did not experience any decreased demand for our goods or services because those goods or services produce significant GHG emissions or because they are related to carbon-based energy sources. Rather, we believe our significant growth and the increase in demand for our products during the periods covered by our 2022 Form 10-K can be attributed to our marketing and sales efforts that target a number of consumer trends and lifestyles as described below. We are also unaware of any increased demand during those periods for goods in our market that resulted in lower emissions than competing products. We are not aware of specific data indicating that a company’s GHG emissions are a component of consumer demand in our industry; and such climate change factors have not been highlighted in the third-party research that we have evaluated as a key trend of consumer preference or a driver of growth within our beverage segment. We evaluate consumer preferences as part of our business strategy to differentiate our product, focusing on trends in beverages and consumer goods like healthy lifestyles, 'better-for-you' products, and sustained energy, among others. As disclosed in our risk factor “We are subject to significant competition in the functional energy drink and supplement industries” on p. 14 of our 2022 Form 10-K, we have concluded that our principal areas of competition are taste, pricing, packaging, distribution channel penetration, development of new products and flavors and marketing campaigns. These conclusions are based on an evaluation of our product growth rates and observed sales trends, as well as certain third-party reports published on consumer preferences in the energy beverage industry and related purchase conversion rates for new consumers. In this evaluation, we have not identified any material decrease or increase in demand for our products related to GHG emissions. Should we detect a potential material business trend from this factor, we will reevaluate with a view towards disclosure in the future.

•increased competition to develop or utilize innovative new products that result in lower emissions;

We are not aware of any increased competition based on the development of innovative new products designed to produce lower GHG emissions. Our business strategy includes product development to meet competition. As disclosed above and in our risk factor “Our inability to innovate successfully and to provide new cutting-edge products could adversely affect our business and financial results” on p. 14 of our 2022 Form 10-K, we believe that our ability to compete effectively is based, in part, by our ability to develop new flavors, products and packaging and to continue to identify and predict consumer trends and preferences. In executing our strategy, we monitor our competitors’ products and have not identified to date any increased competition from products resulting in lower emissions. We are aware of certain new entrants to the market that use alternative product packaging; however, we have not realized an impact on the demand for our products or our sales growth. To the extent that any such new product innovations materially impact our business, financial condition, or results of operations in the future, we will provide additional disclosure as appropriate.

•increased demand for generation and transmission of energy from alternative energy sources.

During the three-year period covered by the Form 10-K, we have not identified any increased demand for the generation and transmission of energy from alternative energy sources. The Company is not directly engaged in the generation or transmission of energy from alternative energy sources or otherwise. As disclosed in our risk factor “We are subject to significant competition in the functional energy drink and supplement industries” on p. 14 of our 2022 Form 10-K, sales of our products in gas station chains may be affected by improvements in fuel efficiency and increased consumer preferences for electric or alternative fuel-powered vehicles, which may result in fewer trips by consumers to gas stations and a corresponding reduction in purchases of our products by consumers in convenience gas retailers. However, to date, we have not experienced any material impact on our financial condition or results of operations related to an increased demand for the generation and transmission of energy from alternative energy sources.

Our competitors use similar co-packers and distributors in their operations and as a result, we all benefit from improvements made by the co-packers and distributors, thus reducing our risk within this area of our operations.

We acknowledge the importance of assessing potential impacts related to climate change and sustainability and will continue to evaluate the indirect consequences of climate-related regulation or business trends to our business in light of applicable SEC rules, regulations and guidance, and applicable standards of materiality, as defined above.

1.We note your response to prior comment 3 states that you did not experience any material physical or operational disruptions related to the physical effects of climate change. As previously requested, please provide quantitative information for the periods covered by your Form 10-K regarding weather-related damages to your leased property and operations, including with respect to the impact to your operations of any weather-related events that affected your co-packers. Please also discuss whether your co-packers have been impacted by water availability and quality, and any correlating impact on your operations and results.

Response

We are not aware of weather-related damages of any significance to our leased properties throughout the periods covered in our 2022 Form 10-K. As a lessee, no weather-related damages of any significance were brought to our attention by the lessor. Additionally, to our knowledge, our operations were unaffected by any weather-related incidents, including water availability and quality issues, that may have impacted our co-packers during the reporting periods covered in our 2022 Form 10-K. As the customer, no weather-related events of any significance were brought to our attention by our co-packers. In the event that any weather-related events were to impact our co-packers in the future, the Company has implemented comprehensive contingency plans to mitigate any potential significant disruptions, by leveraging our extensive network of co-packers and distributors across the US. This national presence enables us to shift production and distribution seamlessly to alternative co-packers, ensuring the uninterrupted continuity of our operations and preventing any material impact on the Company's sales.

Our contingency plans are thoroughly documented and regularly reviewed and updated to remain adaptable to evolving threats. Furthermore, we continuously monitor weather conditions and related risks to proactively address any potential disruptions that may arise.

1.Your response to prior comment 3 states that a portion of the insurance costs of your leased properties are passed through to you. Please quantify such pass through costs to you for each of the periods presented in your Form 10-K and explain whether changes are expected in future periods.

Response

In response to the Staff’s comment, please note that our lease agreements do not itemize insurance and other costs. Instead, such costs are embedded within the overall variable pass-through common area maintenance or CAM costs. For the periods covered by our 2022 Form 10-K, our CAM costs for our leased properties in the United States were approximately $107,000 for 2020, $108,000 for 2021 and $144,000 for 2022. The CAM costs for all of our leased properties globally were less than $300,000 in the aggregate for each of the fiscal years presented in our 2022 Form 10-K. Regarding changes in future periods, we anticipate that insurance costs associated with our leased properties may continue to fluctuate, as has been consistent with historical trends. We respectfully advise the Staff, that as previously mentioned, these fluctuations are influenced by various factors, including changes in insurance premiums and market dynamics as well as the need for increased space associated with our growth. We continue to expect these pass-through costs to be insignificant to our business in future periods, assuming that we continue to utilize the same properties.

1.We note your response to prior comment 4 and reissue in part. Please tell us whether you expect to purchase carbon credits or offsets in future periods.

Response

We respectfully advise the Staff, that as of the date hereof, the Company has not purchased, nor do we currently expect to purchase carbon credits or offsets in future periods.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comment. If you have any further questions or need any additional information, please feel free to contact Jarrod Langhans at jlanghans@celsius.com at your convenience.

Sincerely,

/s/ Jarrod Langhans

Jarrod Langhans
Chief Financial Officer

Cc: John Fieldly, Chief Executive Officer
David Wohlstadter, Associate General Counsel, Head of Litigation & Investigation
Robert W. Pommer III, Proskauer Rose LLP
Kristina Trauger, Proskauer Rose LLP